**SKANSKA**

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

SEC MAIL PROCESSING
RECEIVED
SEP 2007
WASH., D.C.
186
SECTION

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

August 31, 2007

Our contact
Marianne Bergström

07026697

**Re: File Number 82-34932, Skanska AB**

Please find enclosed our Press Release published August 30, 2007.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

| Published | Item | Document name | Required by |
|---|---|---|---|
| August 31, 2007 | Press Release | Fredrik Wirdenius leaves Skanska to become Managing Director of AP Fastigheter | law and by the listing agreement with Stockholm Stock Exchange |

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

9/19

# Press Release

August 30, 2007
1:00 pm CET

## Fredrik Wirdenius leaves Skanska to become Managing Director of AP Fastigheter

Fredrik Wirdenius, currently President of Skanska Commercial Development Nordic, has been named Managing Director of AP Fastigheter, one of Sweden's largest real estate companies. Consequently, after 19 years with Skanska, he will leave the company this autumn.

Recruitment of a successor is under way and Claes Larsson, Executive Vice President at Skanska, will serve as Acting President of Skanska Commercial Development Nordic (CDN) until further notice. Claes Larsson will continue to serve on the Group Senior Executive Team, with responsibility for Skanska's commercial development operations in the Nordic region and Europe as well as construction activities in Poland. He served as President of Skanska CDN until September 2006.

Skanska Commercial Development Nordic initiates and develops real estate projects involving offices, logistics facilities and retail centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and retail centers is conducted in strategic locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

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**For further information please contact:**

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

*This and previous releases can also be found at www.skanska.com*

*This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.*

END